SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F T Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 13, 2012, filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

In compliance with Section 63 of the Stock Exchange Regulations, this is to report to you the following:

1- PERIOD RESULTS	12-31-11	12-31-10
	$ thousand	$ thousand
Ordinary income	41,508	106,971
Extraordinary income	-	-
Net income	41,508	106,971

2- SHAREHOLDERS’ EQUITY

Outstanding shares	496,562	496,560
Treasury shares	5,001	5,001
Total subscribed capital	501,563	501,561
Restatement for capital stock – Outstanding shares	164,561	164,561
Restatement for capital stock -Treasury shares	1,657	1,657
Additional paid in capital	879,342	879,333
Non-capitalized contributions	1,568	-
Technical revaluations	-	-
Statutory reserve	42,922	32,293
Reserve for new projects	389,202	251,064
Long-term incentive program reserve	2,277	-
Retained earnings	46,048	109,248
Temporary exchange difference	104,103	103,048
TOTAL SHAREHOLDERS’ EQUITY	2,133,279	2,042,765

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the COMPANY’s stock capital was $501,562,534 – divided into 501,562,534 common, registered, non-endorsable shares of $ 1 par value each, and entitled to one vote per share

The Company’s principal shareholder is Inversiones Financieras del Sur S.A., who holds 186,051,574 shares, representing 37.09% of the issued subscribed capital stock.

In addition, as of December 31, 2011 310,508,423 common, registered, non-endorsable shares of $ 1 par value each and entitled to one vote per share of the Company were held by shareholders other than the group of principal shareholders, representing 61.91% of the subscribed stock capital.

Following the allocation of treasury shares made on November 23, 2009, Cresud held 5,002,537 treasury shares as of December 31, 2011, representing 1.00% of its subscribed and issued stock capital.

It should be noted that in March 2008 the Company increased its capital stock by 180 million shares. For each subscribed share each shareholder received, at no additional cost, 1 warrant that entitled it to purchase 0.33333333 new shares for a price of US$ 1.68 per share to be acquired. As a result of the ratable allocation of own shares among the shareholders made by the Company on November 23, 2009, the terms of such warrants have been amended: the ratio of shares to be issued per warrant is 0.35100598 and the exercise price per share to be acquired is US$ 1.5954. The warrants fall due on May 22, 2015, and are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on Nasdaq under the symbol “CRESW”.

If all the warrants were converted, the number of issued and subscribed shares would increase to 563,915,285. Moreover, if Inversiones Financieras del Sur S.A. exercised its warrants as the rest of the holders, its holding would increase by 29,687,846 common shares, representing an interest of 38.26% over the subscribed capital, i.e. 215,739,420 shares.

Below are the highlights for the six-month periods ended December 31, 2011:

„    Crop production grew by 813.3% compared to the first six months of fiscal year 2011, reaching 800.7 thousand tons, thanks to the consolidation of our subsidiary BrasilAgro and the late harvesting of part of our corn plantations in our Argentine farms.

„    Beef cattle production grew 49.2% compared to the same period of the previous fiscal year, generating a 121.8% increase in production income. Operating income from this business fell 98.4%, because holding results were ARS 42.3 million lower. This was caused by the fact that during this semester, prices grew at a smaller pace than in the same period of the previous fiscal year.

„    As concerns milk production, we have continued to observe productivity increases thanks to the consolidation of production in our “El Tigre” dairy facility. During this semester, our milking herd generated 22.8 liters per milking cow per day, 15.9% higher than during the same semester of the previous fiscal year.

„    Operating income totaled ARS 404.4 million, a 12.5% increase compared to the same semester of the previous fiscal year. This increase was motivated mainly by the good results recorded in the real estate segment (22.6% higher) and in crop production, which generated operating income for ARS 18.0 million compared to a loss of ARS 26.0 million during the same period of the previous fiscal year.

„    Net income for the period was ARS 41.5 million, compared to ARS 107.0 million for the first six months of the previous fiscal year. This was caused mainly by a net financial loss of ARS 300.8 million, compared to ARS 121.1 million in the same period of the previous fiscal year. The main reason for this decrease was a net loss from exchange rate differences, due to the depreciation of the exchange rate that affects our liabilities denominated in dollars, for ARS 100.3 million (vs. ARS 13.9 million), and a net loss from other financial assets for ARS 31.7 million (vs. a net income of ARS 9.9 million) mostly due to the revaluation at market values of certain financial assets held by our subsidiary IRSA. In the quarter ended December 31, 2011, these assets generated positive results.

„    During this fiscal year we will continue to develop new agricultural areas, as we have done during the past years. We expect to add nearly 28,500 new hectares in the whole region, 19,800 of which will be developed in Brazil in six of the farms we own in that country. In Argentina, we will add 7,850 hectares in our “Los Pozos” and “La Suiza” farms and the farm we have in concession. Moreover, we will add 750 new hectares in Paraguay and 100 hectares in Bolivia.

„    During this quarter, the core agricultural region of Argentina experienced severe drought conditions caused by La Niña. This is expected to cause losses in the production of corn and soybean at national level. Fortunately, during the last weeks prior to the publication of this release it has rained in the region, attenuating the above mentioned consequences.

„    The company foresaw this weather effect and postponed planting, applying specific processes aimed at mitigating its impact. Although most of Cresud’s production portfolio is located in marginal areas that are far from the region affected by the drought and have recorded good rainfall levels, we expect that in view of their location, the farms leased from third parties will be affected by this phenomenon. Should the current conditions subsist, we expect that the impact of this drought will not generate a reduction in crop production higher than 10%. This fall might be compensated by an increase in prices during the quarter.

„    On October 31, 2011, our General Shareholders’ Meeting resolved to pay a cash dividend of ARS 63.8 million, equivalent to ARS 0.138 per share, or a dividend yield of 2.62% as of the date it was announced. The dividend was made available to the shareholders during the month of November.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: February 13, 2012.